UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING
                                              (Amendment No. "1")

Salant Corporation
(NAME OF ISSUER)
Common Stock, par value $0.01 per share
(TITLE CLASS OF SECURITIES)
794004200
(CUSIP NUMBER)
12/31/01
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)  RULE 13D-1(B)
               ( )  RULE 13D-1(C)
               ( )  RULE 13D-1(D)

*THE  REMAINDER  OF  THIS  COVER  PAGE  SHALL  BE  FILLED  OUT  FOR  A
REPORTING  PERSON'S  INITIAL  FILING  ON  THIS  FORM  WITH  RESPECT  TO  THE
SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN  A  PRIOR  COVER  PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE
SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 794004200                                             PAGE 2 OF 9


1.   NAME OF REPORTING PERSON/EIN
       General Motors Trust Company, as trustee for General Motors Employes Global Group Pension Trust(1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

     NOT APPLICABLE                                  A  __
                                                     B  __
3.   SEC  USE  ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       New  York,  New  York


5.   SOLE  VOTING  POWER
     SHARES          0
6.   SHARED  VOTING  POWER
     SHARES          2,545,042.00
7.   SOLE DISPOSITIVE POWER
     SHARES          0
8.   SHARED DISPOSITIVE POWER
     SHARES          2,545,042.00
9.   TOTAL BENEFICIALLY OWNED
     SHARES          2,545,042.00
10.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
     SHARES*

     NOT APPLICABLE

11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

       25.7%

12.  TYPE  OF  REPORTING  PERSON*
       EP


-----------
 footnotes)
 (1) This is an amendment to the filing made on February 14,2002 to correctly reflect the trustee for this security

CUSIP NO. 794004200                 13G                         PAGE 3 OF 9

1.   NAME  OF  REPORTING  PERSON/EIN
     General  Motors  Investment  Management  Corporation

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

     NOT  APPLICABLE                                   A  __
                                                       B  __
3.   SEC  USE  ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware


5.   SOLE  VOTING  POWER
     0
6.   SHARED  VOTING  POWER
     2,545,042.00
7.   SOLE  DISPOSITIVE  POWER
     0
8.   SHARED  DISPOSITIVE  POWER
     2,545,042.00
9.   TOTAL  BENEFICIALLY  OWNED
     2,545,042.00

10.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
     SHARES*

     NOT  APPLICABLE

11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

     25.7%

12.  TYPE  OF  REPORTING  PERSON*
       IA,  CO

SCHEDULE  13G                                                 PAGE 4 OF 9
ITEM 1.

     (A)  NAME OF ISSUER
          Salant Coporation

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            1114 Avenue of the Americas
            New York, NY  10036

ITEM 2.

     (A)  NAME OF PERSON FILING

               (i) General Motors Trust Company, as trustee for General Motors Employes Global Group Pension Trust ("Trust")
               (ii) General Motors Investment Management Corporation ("GMIMCo")

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE

               (i)  Trust
                             767 Fifth Avenue
                             New York, NY  10153

               (ii) GMIMCo
                    767 Fifth Avenue
                    New York, NY 10153

     (C)  CITIZENSHIP

               (i)  Trust  - New York
               (ii) GMIMCo - Delaware

     (D)  TITLE CLASS OF SECURITIES
          Common Stock, par value $0.01 per share (Salant Corporation Shares)

     (E)  CUSIP NUMBER
          794004200

ITEM 3.   IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
            13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

(SELECT EITHER E OR F)

     (E)[x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)

     (F)[x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act OF 1974 or Endowment Fund (in the case of the Trust) SEE SECTION 240.13d-1(b)(1)(ii)(F)

ITEM  4.  OWNERSHIP
The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. One investment manager acting with respect to the Plans is Magten Asset Management Corporation (the "Manager"). GMIMCo and the Manager have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans and GMIMCo's authority to terminate the Manager, the following information is being provided as of December 31, 2001 with respect to such securities of the Issuer under management by the Manager for the benefit of the Plans (1):

     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)          Trust               -     2,545,042.00
          (ii)         GMIMCo              -     2,545,042.00

     (B)  PERCENT  OF  CLASS

          (i)          Trust               -     25.7%
          (ii)         GMIMCo              -     25.7%

     (C)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:
          (I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE          0

          (II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -
                    Same as set forth under Item 4 (a) above
          (III)  SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITIO   -
                    0
          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF- Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS
             NOT  APPLICABLE
---------------
(footnotes)
 (1) Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement

ITEM 6.   OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          NOT APPLICABLE

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE


ITEM 10.  CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April    , 2002
              ---
                              GENERAL MOTORS TRUST COMPANY,
                              As trustee for GENERAL MOTORS EMPLOYES
                              GLOBAL GROUP PENSION TRUST


                              By:
                                 -------------------------------------------
                                    Name:
                                    Title:

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April    , 2002
              ---

                              GENERAL MOTORS INVESTMENT MANAGEMENT
                              CORPORATION




                              By:
                                 -------------------------------------------
                                    Name:
                                    Title:

JOINT FILING AGREEMENT

     This  will  confirm the agreement by and among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Salant Corporation being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   April    , 2002
               ---



                             GENERAL MOTORS TRUST COMPANY,
                              As trustee for GENERAL MOTORS EMPLOYES
                              GLOBAL GROUP PENSION TRUST

                              By:
                                 -------------------------------------------
                                    Name:
                                    Title:




                             GENERAL MOTORS INVESTMENT MANAGEMENT
                              CORPORATION


                              By:
                                 -------------------------------------------
                                    Name:
                                    Title: